
Mail Stop 3720

December 9, 2015

Steve L. Childers
Chief Financial Officer
Consolidated Communications Holdings, Inc.
121 South 17th Street
Mattoon, Illinois 61938

   Re: Consolidated Communications Holdings, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2014
      Filed March 2, 2015
      File No. 0-51446

Dear Mr. Childers:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Terry French for

         Larry Spirgel
         Assistant Director
         AD Office 11 – Telecommunications